Nathaniel J. Lipman President & CEO Tel: 203-956-8857 Fax: 203-956-1021 nlipman@affiniongroup.com

August 27, 2009

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Affinion Group, Inc.
Registration Statement on Form S-4 (File No. 333-160594), as amended

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Affinion Group, Inc., a Delaware corporation, hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 12:00 p.m. (EDT) on Monday, August 31, 2009 or as soon thereafter as practicable.

Very truly yours,

AFFINION GROUP, INC.

By:	/s/ Nathaniel J. Lipman
Name: Nathaniel J. Lipman
Title: President and Chief Executive Officer

100 Connecticut Avenue	Norwalk, CT 06850-3651	tel. (203) 956-8857	fax (203) 956-1021